Exhibit 2

FOR IMMEDIATE RELEASE	26 FEBRUARY 2014

WPP PLC (“WPP”)

WPP Digital acquires minority stake in Percolate in the United States

WPP Digital, the digital investment arm of WPP, has acquired a minority interest in Percolate Industries, Inc., that will enable multiple WPP companies to create streamlined and engaging content on behalf of their clients.

Founded in 2011, Percolate employs approximately 100 people and is based in New York with offices in London and San Francisco. Clients include MasterCard, CIGNA, Ford, Red Bull, Diageo, Unilever and the University of Phoenix.

The acquisition is part of WPP’s strategy of strengthening the Group’s capabilities in fast-growing sectors and markets. WPP’s digital revenues were well over US $5 billion in 2012 and represented 33% of total Group revenues of US $16.5 billion. The Group is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years.

Within WPP, its operating company WPP Digital develops new digital services, provides common data and technology platforms for WPP clients and agencies and coordinates relationships with leading digital media and technology companies. WPP Digital comprises the agencies Blue State Digital, POSSIBLE, Rockfish, and F.biz in Brazil; the technology companies Acceleration, Hogarth and Salmon; as well as investments in technology companies such as eCommera, mySupermarket and Fullscreen.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1(212) 632 2239